UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CROWN PROPTECH ACQUISITIONS

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G25741102

(CUSIP Number)

Michael Minnick

CIIG Management III LLC

40 West 57th Street, 29th Floor

New York, NY 10019

(212) 796-4796

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G25741102

1.	Name of Reporting Person CIIG Management III LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,662,000 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,662,000 (1)(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,662,000 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 63.6% (1)(2)(3)
14.	Type of Reporting Person OO

(1)	Represents 5,662,000 Class B Ordinary Shares of the Issuer, par value $0.0001 (the “Class B Ordinary Shares”) that will automatically convert into Class A Ordinary Shares of the Issuer, par value $0.0001 (the “Class A Ordinary Shares”, and together with the Class B Ordinary Shares, the “Ordinary Shares”) on a one-for-one basis for no additional consideration concurrently with or immediately following the consummation of the Issuer’s initial business combination, subject to adjustment as described under the heading “Description of Securities” in the Issuer’s final prospectus filed under Rule 424(b)(4) (File No. 333-252307) with the Securities and Exchange Commission on February 10, 2021 (the “IPO Prospectus”).

(2)	Excludes 250,667 Class A Ordinary Shares issuable upon the exercise of 250,667 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities—Warrants” in the Issuer’s IPO Prospectus.

(3)	Based on an aggregate of 8,900,638 Ordinary Shares, outstanding as of February 12, 2024, comprised of 2,000,638 Class A Ordinary Shares and 6,900,000 Class B Ordinary Shares, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2024 (the “Issuer’s Extension Proxy 8-K”).

SCHEDULE 13D

CUSIP No. G25741102

1.	Name of Reporting Person Michael Minnick
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,662,000 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,662,000 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,662,000 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 63.6% (1)(2)(3)
14.	Type of Reporting Person IN

(1)	Represents 5,662,000 Class B Ordinary Shares that will automatically convert into Class A Ordinary Shares on a one-for-one basis for no additional consideration concurrently with or immediately following the consummation of the Issuer’s initial business combination, subject to adjustment as described in the IPO Prospectus.

(2)	Excludes 250,667 Class A Ordinary Shares issuable upon the exercise of 250,667 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities—Warrants” in the Issuer’s IPO Prospectus.

(3)	Based on an aggregate of 8,900,638 Ordinary Shares, outstanding as of February 12, 2024, comprised of 2,000,638 Class A Ordinary Shares and 6,900,000 Class B Ordinary Shares, as reported in the Issuer’s Extension Proxy 8-K.

SCHEDULE 13D

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed jointly by CIIG Management III LLC, a Delaware limited liability company (“CIIG Mgmt III”), and Michael Minnick (together, the “Reporting Persons”) with the SEC on January 27, 2023, as amended by Amendment No. 1 to Schedule 13D on February 10, 2023 (collectively, the “Original Schedule 13D”). The Original Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 2. Capitalized terms used but not defined herein shall have the meaning set forth in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate percentage of Ordinary Shares that the Reporting Persons may be deemed to beneficially own is determined in accordance with the rules of the SEC and is based on 2,000,638 Class A Ordinary Shares and 6,900,000 Class B Ordinary Shares issued and outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on February 12, 2024. Based on the foregoing, the Reporting Persons may be deemed to beneficially own 63.6% of the Issuer’s Ordinary Shares in the aggregate.

Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the Ordinary Shares reported on the cover pages to this Schedule 13D for each such Reporting Person. See also Items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of Ordinary Shares and the percentage of Ordinary Shares beneficially owned by each of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby supplemented to incorporate the following at the end thereof:

2024 Non-Redemption Agreements

In connection with the Extraordinary General Meeting of shareholders called by the Issuer on February 9, 2024 (the “2024 Extraordinary General Meeting”) to approve an extension of time for the Issuer to consummate an initial business combination, the Issuer and CIIG Mgmt III entered into certain non-redemption agreements and assignments of economic interests (the “Non-Redemption Agreements”) with certain investors (the “Investors”).

The Non-Redemption Agreements provide for the assignment of economic interest of Class B Ordinary Shares held by CIIG Mgmt III to the Investors in exchange for such Investors agreeing to hold and not redeem certain public shares at the 2024 Extraordinary General Meeting. Pursuant to the Non-Redemption Agreements, CIIG Mgmt III has agreed to transfer to such Investors an aggregate of 464,414 ordinary shares in connection with the consummation of an initial business combination.

The foregoing description of the Non-Redemption Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Non-Redemption Agreement which is filed as Exhibit 1 and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name
6.	Form of Non-Redemption Agreement and Assignment of Economic Interest (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, File No. 001-40017, filed with the SEC on February 6, 2024).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024

CIIG MANAGEMENT III LLC

By:	/s/ Michael Minnick
Name:	Michael Minnick
Title:	Managing Member

MICHAEL MINNICK

/s/ Michael Minnick

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